Exhibit 99.1

Reebonz Receives Nasdaq Deficiency Notice, Has 180 Days to Regain Compliance

SINGAPORE, 13 APRIL 2020 — Reebonz Holding Limited (the “Company” or “Reebonz”; Nasdaq: RBZ), a leading online luxury marketplace and platform in Asia Pacific, announced today that it has received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq") dated April 7, 2020 indicating that the Company did not meet the continued listing requirement of maintaining a minimum bid price of $1 per share for the Nasdaq Global Market, as set forth in the Nasdaq Listing Rule 5450(a)(1) because the bid price of the Company's publicly held ordinary shares for the last 30 consecutive business days was below the minimum bid price requirement of US$1 per share.

Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, the Company has a compliance period of 180 calendar days, or until October 5, 2020 (the "Compliance Period"), to regain compliance with Nasdaq's minimum bid price requirement. If at any time during the Compliance Period, the Company's bid price closes at or above US$1 per share or more for a minimum of ten consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance with Rule 5450(a)(1) prior to the expiry of the Compliance Period, the Company will receive written notification that its securities are subject to delisting from the Nasdaq Global Market. At that time, the Company may appeal the delisting determination to a Hearing's Panel of Nasdaq.

Forward-Looking and Cautionary Statements

Certain statements made in this release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Reebonz’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the ability to regain and maintain Nasdaq’s continued listing standards; Reebonz’s ability to manage growth; the reaction of Reebonz customers and suppliers to its business combination; rising costs adversely affecting Reebonz’s profitability; potential litigation involving Reebonz’s intellectual property; and general economic and market conditions impacting demand for Reebonz’s products. See the risk factors disclosed in Reebonz’s most recently filed effective registration statement, filed with the SEC on November 9, 2019 for additional risks. Reebonz does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

About Reebonz:

Headquartered in Singapore, Reebonz is the trusted online platform for buying and selling a wide range of luxury products. Reebonz makes luxury accessible by giving our members more from the world of luxury through Reebonz.com and Reebonz Closets app—a standalone C2C platform that allows customers to buy and sell their pre-owned items to a community of over 5.5 million members. With an easy shopping experience, members can enjoy convenient access to new and pre-owned luxuries curated from all around the world. Reebonz has offices located in Australia, Hong Kong, Indonesia, Malaysia, South Korea, Thailand, and Taiwan.

For investor and media inquiries, please contact:
Reebonz Holding Limited | ir@reebonz.com

For more information on Reebonz, please visit www.reebonz.com

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